UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-33799

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NYFIX Transaction Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 26th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Spano (212) 809-3542
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Joseph Spano, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NYFIX Transaction Services, Inc. (the "Company") for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

EUGENIA GENYUK
Notary Public, State of New York
No. 01GE6131988
Qualified in Kings County
Term Expires August 22, 2009

Signature 2/23/06 Date

Chief Financial Officer
Title

Notary Public

This report contains (check all applicable boxes):**

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Subordinated Borrowings (not applicable).
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
(x) (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
( ) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report (not required).
(x) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit. (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

NYFIX TRANSACTION SERVICES, INC.
(a wholly-owned subsidiary of NYFIX, Inc.)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

NYFIX TRANSACTION SERVICES, INC.
(a wholly-owned subsidiary of NYFIX, Inc.)

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
NYFIX Transaction Services, Inc.

We have audited the accompanying statement of financial condition of NYFIX Transaction Services, Inc. (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NYFIX Transaction Services, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

February 27, 2006

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK LONG ISLAND AND NEW JERSEY AND A MEMBER OF DFK WITH AFFILIATES WORLDWIDE

NYFIX TRANSACTION SERVICES, INC.

(a wholly-owned subsidiary of NYFIX, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets		
Cash and cash equivalents	$	1,433,443
Deposits with clearing organizations and others		359,221
Accounts receivable (net of allowance for doubtful accounts of $117,476)		906,898
Property and equipment, net		169,368
Other assets		80,431
Total Assets	$	2,949,361
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliate	$	335,483
Accounts payable and accrued expenses		864,634
Total liabilities		1,200,117
Commitments and contingencies		
Stockholder's equity		1,749,244
Total Liabilities and Stockholder's Equity	$	2,949,361

The accompanying notes are an integral part of this financial statement

NYFIX TRANSACTION SERVICES, INC.
(a wholly-owned subsidiary of NYFIX, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

1. ORGANIZATION

NYFIX Transaction Services, Inc. (the "Company") was incorporated on July 1, 2002. The Company provides execution services and smart order routing to domestic and international broker-dealers and other specialized trading firms. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of NASD. The Company is a wholly-owned subsidiary of NYFIX, Inc. ("NYFIX"), a publicly-traded (Pink Sheets: NYFX) provider to the domestic and international financial markets of trading workstations, trade automation and communication technologies and through its registered broker-dealer subsidiaries, automated trade execution services.

2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk for Cash-The Company maintains its cash balances at two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Accounts Receivable–Accounts receivable represents billings for trading commissions and subscription fees. The Company maintains an allowance for doubtful accounts to reduce its accounts receivable to the amount expected to be collected on such receivables.

Property and Equipment—Property and equipment are recorded at cost and are depreciated over their estimated useful lives, which range from two to seven years, on a straight-line basis.

Income Taxes—The Company is included in the consolidated federal income tax and certain combined state and local returns filed by NYFIX. The Company accounts for income taxes using the asset and liability method prescribed by SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the recognition of tax effects for financial statement purposes and income tax reporting purposes by applying enacted income tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. A valuation allowance is recorded to reduce the deferred tax asset to only that portion that is judged more likely than not to be realized.

Use of Estimates— The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and

liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair values or amounts that management estimates approximate fair values as such financial instruments are short-term in nature or bear interest at rates approximating current market.

3. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had regulatory net capital and a minimum regulatory net capital requirement of $591,537 and $80,008, respectively. The Company's regulatory net capital ratio at December 31, 2005 was 2.03 to 1.

4. RELATED PARTY TRANSACTIONS

At December 31, 2005, the Company owed $335,483 to NYFIX.

Employees of the Company are eligible to participate in the NYFIX 401(k) plan upon meeting certain eligibility requirements. During 2005, NYFIX made a capital contribution in the form of cash to the Company in the amount of $2,500,000.

Certain employees of the Company participate in the approved stock option plans of NYFIX. At December 31, 2005, there were 134,167 options outstanding under the Plans to Company employees with a weighted average exercise price of $12.41, of which, 132,334 were exercisable with a weighted average exercise price of $12.49.

5. PROPERTY AND EQUIPMENT

As of December 31, 2005, property and equipment is comprised of the following:

Software	$ 334,003
Office computers	20,539
Data center equipment	83,582
Furniture, fixtures and leasehold improvements	21,022
	459,146
Less: Accumulated depreciation	289,778
	$ 169,368

6. INCOME TAXES

The Company has computed its provision for income taxes in accordance with the tax sharing arrangement described in Note 2. The tax effects of temporary differences that give rise to deferred tax assets and liabilities consisted of the following at December 31, 2005:

Deferred tax assets:	
Operating loss carryforwards	$ 3,546,303
Equity based compensation	66,813
Contributions	73,427
Bad debt expense	54,579
Total deferred tax assets	3,741,122
Less valuation allowance	(3,697,042)
Net deferred tax assets	44,080
Deferred tax liability:	
Depreciation	44,080
Net deferred tax amount	$ 0

The deferred tax asset valuation allowance of $3,697,042 at December 31, 2005 has been recorded in accordance with SFAS 109 as management of the Company does not believe that it is more likely than not that the deferred tax assets will be realized on a stand-alone basis or by NYFIX in the consolidated federal and combined state and local returns.

7. COMMITMENTS AND CONTINGENCIES

The Company clears certain of its securities transactions with its institutional counterparties through clearing firms (including NYFIX Clearing) on a fully disclosed basis. These agreements provide that the clearing firms may have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2005, the Company has recorded no liabilities with respect to this risk. During 2005, the Company made no payments to its clearing firms related to these rights.

The Company has the right to pursue collection or performance from counterparties who do not perform under their contractual obligations. The Company and its clearing firms have a policy of reviewing, on an ongoing basis, the credit standing of the Company's counterparties.